UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.4)

JDA SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer))

RP CROWN ACQUISITION SUB, LLC

RP CROWN PARENT, LLC

RP CROWN HOLDING, LLC

RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person (s))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese

Chief Legal Officer

RedPrairie Corporation

c/o RedPrairie Holding, Inc.

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2341

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$1,992,034,458	$271,714

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 271,714	Filing Party:	RP Crown Acquisition Sub, LLC, RP
Crown Parent, LLC, RP Crown
Holding, LLC, RP Holding, L.L.C.,
RedPrairie Holding, Inc., New
Mountain Partners III, L.P. and New
Mountain Capital, L.L.C.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company, a wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of JDA Software Group, Inc., a Delaware corporation (“Company”), at a purchase price of $45.00 per Share, net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

(1) amending and restating clause (ii) of the answer under the subheading “Can the Offer be extended . . .” on page S-4 of the Offer to Purchase, as follows:

“(ii) if the Offer is required to be extended by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer (including, in accordance with the position of the staff of the SEC, any required extension of the Offer to ensure that at least five business days will remain in the Offer following disclosure of the satisfaction or waiver of the Financing Proceeds Condition), then Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by such rule, regulation, interpretation or position;”

(2) amending and supplementing the information set forth in “Section 7. Certain Information Concerning the Company” of the Offer to Purchase under the subheading “Financial Projections” by adding the following immediately after the summary table of the Company’s financial projections on page 17 of the Offer to Purchase:

“A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is provided below. The information contained in such reconciliation was prepared by the Company and was made available to the Offeror Group in connection with their due diligence review of the Company.”

Adjusted Net Income and Adjusted Diluted EPS (dollars in millions and rounded to the nearest million, except per share data)

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Net Income (GAAP)	$40	$52	$73	$108	$122	$141
Plus: Income Tax Provision	25	32	43	64	71	82

Income before Income Tax	$66	$84	$116	$172	$194	$223
Plus:
Amortization of Intangibles and Acquired Software Technology	$45	$44	$27	$13	$11	$1
Stock Based Compensation	16	22	21	22	24	27
Restructuring Charges	2	0	0	0	0	0
Investigation and Restatement Costs	16	0	0	0	0	0

Adjusted Income before Income Tax	$145	$150	$164	$207	$229	$251
(Less): Adjusted Income Tax Provision (1)	(51)	(53)	(57)	(72)	(80)	(88)

Adjusted Net Income (Non-GAAP)	$94	$98	$107	$135	$149	$163
Diluted Shares Outstanding	43	44	44	44	45	45

Adjusted Diluted Earnings per Share (Non-GAAP)	$2.19	$2.24	$2.43	$3.04	$3.35	$3.64

(1)	Non-GAAP income tax effect calculated by using the Federal statutory rate of 35%.

Adjusted EBITDA (dollars in millions and rounded to the nearest million)

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Net Income (GAAP)	$40	$52	$73	$108	$122	$141
Plus (Less):
Income Tax Provision	25	32	43	64	71	82
Interest Expense and Amortization of Loan Fees	26	26	24	1	1	1
Depreciation and Amortization	60	61	48	38	43	38
Stock Based Compensation	16	22	21	22	24	27
Interest Income, Other Non-Operating (Income) Expense, net	(3)	(1)	(1)	(1)	(1)	(1)
Restructuring Charges	2	0	0	0	0	0
Investigation and Restatement Costs	16	0	0	0	0	0

Adjusted EBITDA (Non-GAAP)	$184	$192	$208	$232	$262	$288

(3) amending and restating the 12th paragraph under the subheading “Background of the Offer” in “Section 10. Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase, which paragraph begins “On September 6, 2012 . . . ,” on page 25 of the Offer to Purchase, as follows:

“On September 6, 2012, representatives of RHI, including Mr. Singh, and representatives of NMC, Greenhill and Bain & Co., who was advising RHI, attended the Company’s initial management presentation in San Francisco at the offices of J.P. Morgan. At that meeting, information concerning the business of the Company and potential synergies that might result from an acquisition of the Company by RHI were discussed, including the Company’s strategic priorities, sales and marketing strategies, products and services, and corporate and financial structure.”

(4) amending and restating the 14th paragraph under the subheading “Background of the Offer” in “Section 10. Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase, which paragraph begins “On September 19, 2012 . . . ,” on page 25 of the Offer to Purchase, as follows:

“On September 19, 2012, Mr. Singh and other representatives of RHI, NMC and Bain met with a member of the Company’s senior management and other representatives of the Company and representatives of J.P. Morgan to discuss the Company’s product development as well as possible synergies that could result from an acquisition of the Company by RHI, including the Company’s 5-year product vision, research and development priorities, competitive differentiators, and potential synergies between the Company’s and RedPrairie’s products.”

(5) amending and supplementing the 23rd paragraph under the subheading “Background of the Offer” in “Section 10. Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase,, which paragraph begins “On October 22, 2012 . . . ,” on page 26 of the Offer to Purchase, by restating the last sentence of such 23rd paragraph as follows:

“Between October 23 and October 26, Fried Frank and Cravath had various discussions concerning issues raised by the draft merger agreement, including the Company’s inclusion of a “go shop” provision, exceptions to the non-solicitation covenant, the definition of “materal adverse effect,” the terms of the debt financing covenant, various termination rights, break-up fees, and certain closing conditions under the Merger Agreement.”

(6) amending and supplementing the information set forth in Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer”, on page 58 of the Offer to Purchase, by adding the following sentence to the end of the penultimate paragraph of Section 15:

“Such rights and obligations to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – The Offer.””

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

RP HOLDING, L.L.C.

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN HOLDING, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN PARENT, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN ACQUISITION SUB, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

NEW MOUNTAIN PARTNERS III, L.P. By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner

/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

REDPRAIRIE HOLDING, INC.

/s/ Laura L. Fese
Name: Laura L. Fese Title: Chief Legal Officer

[Signature Page to Amendment No. 4 to Schedule TO]

NEW MOUNTAIN CAPITAL, L.L.C. By: New Mountain Capital Group, L.L.C., its managing member

/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

[Signature Page to Amendment No. 4 to Schedule TO]

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012*

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012*

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona*

(a)(5)(B)	Class Action Complaint, dated as of November 20, 2012 (Neuman v. JDA Software Group, Inc., et al.)*

(a)(5)(C)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 21, 2012*

(a)(5)(D)	Class Action Complaint, dated as of November 21, 2012 (New Jersey Building Laborers Annuity Fund v. JDA Software Group, Inc., et al.)*

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012*

(b)(2)

Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A.,

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012*

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)*

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012*

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.*

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012*

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.